UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2026

John Szczepanski
Chief Financial Officer and Principal Accounting Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, NJ 07094

**Re: The Children's Place, Inc.
Form 10-K for the Fifty-Two Weeks Ended February 1, 2025
File No. 000-23071**

Dear John Szczepanski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services